

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

J. Jacob Isaacs
Chief Executive Officer
Fourth Wave Energy, Inc.
75 E. Santa Clara St., 6th Floor
San Jose, CA 95113

  Re: Fourth Wave Energy, Inc.
    Registration Statement on Form S-1
    Filed April 9, 2021
    File No. 333-255168

Dear Mr. Isaacs:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Gessert at 202-551-2326 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences